Mail Stop 4561


November 10, 2005


VIA U.S. MAIL AND FAX 1-312-726-0468

Mr. Marc R. Wilkow, General Partner and President
First Wilkow Venture
180 North Michigan Avenue
Chicago, Illinois 60601

RE: 	First Wilkow Venture
      Form 10-K for the year ended December 31, 2004
      Form 10-Q for the year ended March 31, 2004
      File no. 0-7798

Dear Mr.Wilkow:

      We have reviewed your letter filed on August 10, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note (2) Investments in Real Estate Partnerships and Cotenancies, page 28

1. We have read and considered your response to our prior comment one relating to your investment in limited partnerships. We remain of the view that you should account for these investments under the equity method in accordance with EITF Topic D-46. Please explain to us and quantify the effect that would result from using the equity method instead of the cost method for the referenced investments.

2. With respect to your investments in limited liability companies ("LLCs"), please explain to us how you considered the provisions of
EITF 3-16. Please explain to us and quantify the effect that would result from using the equity method in accordance with EITF 3-16 instead of the cost method for the referenced investments.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact
Kelly
McCusker at (202) 551-3433 or me at (202) 551-3414.


Sincerely,



Jorge L. Bonilla

Senior Staff Accountant


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First Wilkow Venture
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